UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of June 2021

EXFO Inc.

400 Godin Avenue, Quebec, Quebec, Canada   G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F □

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes □	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82---.

On June 7, 2021, EXFO Inc., a Canadian corporation, announced that it has entered into an arrangement agreement pursuant to which 11172239 Canada Inc., a corporation controlled by Germain Lamonde, EXFO’s founder and majority shareholder, will acquire all of the issued and outstanding subordinate voting shares of the Corporation except for 3,672,474 Subordinate Voting Shares already controlled, directly or indirectly, by Germain Lamonde. This report on Form 6-K sets forth the news release disclosed on June 7, 2021.

This Material Change Report Form contains material information relating to EXFO and is hereby incorporated as document by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F‑3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO INC.
By: /s/ Benoit Ringuette Name: Benoit Ringuette Title: General Counsel and Corporate Secretary

Date: June 9, 2021

MATERIAL CHANGE REPORT
FORM 51-102F3

Item 1                   Name and Address of the Reporting Issuer

EXFO Inc. (the “Corporation” or “EXFO”)
400 Godin Avenue
Québec City, Québec
G1M 2K2

Item 2                   Date of Material Change

June 7, 2021

Item 3                   News Release

A press releases describing the material change was issued via PRNewswire on June 7, 2021.

A copy of the press release is also available on SEDAR at www.sedar.com under the Corporation’s profile.

Item 4                   Summary of Material Change

On June 7, 2021, EXFO entered into an arrangement agreement (the “Arrangement Agreement”) pursuant to which 11172239 Canada Inc. (“PurchaseCo”), a corporation controlled by Germain Lamonde, EXFO’s founder and majority shareholder, will acquire all of the issued and outstanding subordinate voting shares of the Corporation (the “Subordinate Voting Shares”), except for 3,672,474 Subordinate Voting Shares (the “Excluded Shares”) already controlled, directly or indirectly, by Germain Lamonde, by way of a statutory plan of arrangement for US $6.00 per Subordinate Voting Share in cash (the “Arrangement”).

Item 5                   Full Description of Material Change

On June 7, 2021, EXFO entered into the Arrangement Agreement pursuant to which PurchaseCo will acquire all of the issued and outstanding Subordinate Voting Shares of EXFO (other than the Excluded Shares) by way of a statutory plan of arrangement for US $6.00 per Subordinate Voting Share in cash.

The consideration offered to EXFO shareholders (other than Germain Lamonde) represents a 62% premium to the closing price per Subordinate Voting Share on the Nasdaq Global Select Market on June 4, 2021, and a 63% premium to the 20-day volume-weighted average trading price for the Subordinate Voting Shares on the Nasdaq Global Select Market for the period ending on June 4, 2021, the last trading day prior to the date of this announcement.

The board of directors of EXFO (the “Board of Directors”), with Mr. Germain Lamonde and Philippe Morin having recused themselves from the meeting, acting on the unanimous recommendation of the special committee of the Board of Directors comprised entirely of independent directors (the “Special Committee”), unanimously approved the Arrangement and unanimously recommends that shareholders vote in favour of the Arrangement at a special meeting of shareholders held to approve the Arrangement (the “Meeting”).

The Special Committee, comprised of Claude Séguin and François Côté, both of whom are independent directors of the Corporation, retained TD Securities Inc. (“TD Securities”) as financial advisor and independent valuator. TD Securities provided an opinion that, as at June 6, 2021, based upon and subject to the assumptions, limitations and qualifications contained in TD Securities’ written fairness opinion, the consideration to be received by the holders of Subordinate Voting Shares, other than Germain Lamonde and his affiliated entities, in connection with the Arrangement is fair, from a financial point of view, to the holders of Subordinate Voting Shares other than Germain Lamonde and his affiliated entities. TD Securities also provided the Special Committee with a formal valuation that was completed under the supervision of the Special Committee. The formal valuation determined that, as at June 6, 2021, based upon and subject to the assumptions, limitations and qualifications contained in TD Securities’ written valuation report, the fair market value of the Subordinate Voting Shares ranged from US $5.75 to US $7.50 per Subordinate Voting Share. The fairness opinion and formal valuation will be included in the management proxy circular to be filed and mailed to shareholders in connection with the approval of the Arrangement at the Meeting.

The Special Committee, after receiving the oral fairness opinion and formal valuation of its independent valuator, TD Securities, and legal and financial advice, has unanimously recommended that the Board of Directors approve the Arrangement Agreement and unanimously recommends that the minority shareholders vote in favour of the special resolution to approve the Arrangement (the “Arrangement Resolution”) at the Meeting. The Board of Directors, after receiving the oral fairness opinion and formal valuation of TD Securities, legal and financial advice and the recommendation of the Special Committee, has unanimously (with Germain Lamonde and Philippe Morin having recused themselves from the meeting) determined that the Arrangement is in the best interests of the Corporation and is fair to EXFO’s minority shareholders and recommends that minority shareholders vote in favour of the Arrangement Resolution.

In connection with the Arrangement, all the directors and certain officers have entered into support and voting agreements pursuant to which they have agreed, subject to the terms thereof, to vote all of their Subordinate Voting Shares in favour of the Arrangement Resolution. Upon completion of the proposed transaction, Germain Lamonde will directly or indirectly beneficially own or control all of the issued and outstanding Subordinate Voting Shares and Multiple Voting Shares.

The transaction will be implemented by way of a statutory plan of arrangement under Section 192 of the Canada Business Corporations Act and is subject to court approval and the approval of the shareholders of the Corporation. Implementation of the Arrangement will be subject to the approval of at least (i) two-thirds (66 2/3%) of the votes cast by shareholders present in person or represented by proxy at the Meeting, voting as a single class (each holder of Subordinate Voting Shares being entitled to one vote per Subordinate Voting Share and each holder of Multiple Voting Shares being entitled to ten votes per Multiple Voting Share); and (ii) because the proposed transaction is subject to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”), the approval of the majority of the holders of Subordinate Voting Shares present in person or represented by proxy at the Meeting, excluding the votes of shareholders whose votes are required to be excluded for the purposes of “minority approval” under MI 61-101 in the context of a “business combination” (the “Minority Approval”), namely the Excluded Shares. Under MI 61-101, the Arrangement Resolution is exempt from “minority approval” by the holders of Multiple Voting Shares. Further details regarding the applicable voting requirements will be contained in the management proxy circular to be filed and mailed to shareholders in connection with the proposed transaction.

The Arrangement Agreement provides for customary non-solicitation covenants on the part of the Corporation and it provides PurchaseCo with a right to match any superior proposal. In addition, pursuant to the Arrangement Agreement, a termination fee equal to 2.75% of the total consideration to be paid by PurchaseCo, representing approximately US $3,650,000 million would be payable by the Corporation to PurchaseCo in certain circumstances, including if PurchaseCo fails to exercise its right to match in the context of a superior proposal supported by the Corporation. PurchaseCo has also agreed to pay the Corporation a termination fee equal to 2.75% of the total consideration to be paid by PurchaseCo, representing approximately US $3,650,000 million, if the proposed transaction is not completed in certain circumstances. The proposed transaction is subject to customary closing conditions, is not subject to any financing condition and is expected to close no later than September 30, 2021. Germain Lamonde has advised the Special Committee that he would not consider any alternative change of control transaction.

Upon closing of the Arrangement, Germain Lamonde intends to cause the Subordinate Voting Shares to cease to be listed on the Toronto Stock Exchange and the Nasdaq Global Select Market, to cause EXFO to submit an application to cease to be a reporting issuer under applicable Canadian securities laws, to cause EXFO to file a certification and notice on Form 15 with the Securities and Exchange Commission to suspend its reporting obligations under U.S. securities laws, and to otherwise terminate EXFO’s public reporting requirements.

The Corporation intends to mail a management proxy circular to its shareholders in the coming weeks and to hold the Meeting before July 30, 2021. Additional details regarding the terms and conditions of the proposed transaction as well as the rationale for the recommendations made by the Special Committee and the Board of Directors will be set out in the management proxy circular to be filed and mailed to shareholders, which, together with the Arrangement Agreement, will be available under EXFO’s profile at www.sedar.com.

In addition, the Corporation will furnish to the U.S. Securities and Exchange Commission (the “SEC”) a current report on Form 6-K regarding the transaction, which will include as an exhibit thereto the Arrangement Agreement. All parties desiring details regarding the transaction are urged to review these documents, which will be available at the SEC’s website, www.sec.gov.

Forward-looking Information

This material change report contains “forward-looking statements” within the meaning of Canadian securities laws. In addition, this material change report also contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, expect, believe, plan, anticipate, intend, could, estimate, continue, or similar expressions or the negative of such expressions are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. More particularly and without restriction, this material change report contains forward-looking statements and information regarding: statements and implications about the anticipated benefits of the proposed transaction for EXFO, its employees, business partners, shareholders and other stakeholders, including future financial and operating results, plans, objectives, expectations and intentions of PurchaseCo or EXFO, and the anticipated timing of the Meeting and of the completion of the proposed transaction.

In respect of the forward-looking statements and information concerning the anticipated benefits and timing of the completion of the proposed transaction, EXFO has provided such statements and information in reliance on certain assumptions that it believes are reasonable at this time, including assumptions as to the ability of the parties to receive, in a timely manner and on satisfactory terms, the necessary shareholder (including the Minority Approval), and court approvals; the ability of the parties to satisfy, in a timely manner, the other conditions to the completion of the proposed transaction; and other expectations and assumptions concerning the proposed transaction. The anticipated dates indicated may change for a number of reasons, including the inability to receive, in a timely manner, the necessary shareholder (including the Minority Approval), and court approvals, the necessity to extend the time limits for satisfying the other conditions to the completion of the proposed transaction or the ability of the Board of Directors to consider and approve, subject to compliance by the Corporation of its obligations in this respect under the Arrangement Agreement, a superior proposal for the Corporation. Although EXFO believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct, that the proposed transaction will be completed or that it will be completed on the terms and conditions contemplated in this material change report. Accordingly, investors and others are cautioned that undue reliance should not be placed on any forward-looking statements.

Risks and uncertainties inherent in the nature of the proposed transaction include, without limitation, the failure of the parties to obtain the necessary shareholder (including the Minority Approval) and court approvals or to otherwise satisfy the conditions to the completion of the proposed transaction; failure of the parties to obtain such approvals or satisfy such conditions in a timely manner; significant transaction costs or unknown liabilities; the ability of the Board of Directors to consider and approve, subject to compliance by the Corporation of its obligations in this respect under the Arrangement Agreement, a superior proposal for the Corporation; the failure to realize the expected benefits of the proposed transaction; and general economic conditions. Failure to obtain the necessary shareholder (including the Minority Approval) and court approvals, or the failure of the parties to otherwise satisfy the conditions to the completion of the proposed transaction or to complete the proposed transaction, may result in the proposed transaction not being completed on the proposed terms, or at all. In addition, if the proposed transaction is not completed, and EXFO continues as an independent entity, there are risks that the announcement of the proposed transaction and the dedication of substantial resources of the Corporation to the completion of the proposed transaction could have an impact on its business and strategic relationships (including with future and prospective employees, customers, suppliers and partners), operating results and activities in general, and could have a material adverse effect on its current and future operations, financial condition and prospects. Furthermore, the failure of EXFO to comply with the terms of the Arrangement Agreement may, in certain circumstances, result in it being required to pay a fee to PurchaseCo, the result of which could have a material adverse effect on its financial position and results of operations and its ability to fund growth prospects and current operations. Consequently, the reader is cautioned not to place undue reliance on the forward-looking statements and information contained in this material change report. Further information regarding these and other risks, uncertainties or factors is included in EXFO’s filings with the U.S. Securities and Exchange Commission as well as the Schedule 13E-3 transaction statement and management information circular to be filed by EXFO.

The forward-looking statements in this material change report reflect the Corporation’s expectations on the date hereof and are subject to change after that date. The Corporation expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable securities laws.

Item 6                   Reliance on subsection 7.1(2) of Regulation 51-102

Not applicable.

Item 7                   Omitted Information

Not applicable.

Item 8                   Executive Officer

Inquiries in respect of the material change referred to herein may be made to:

Vance Oliver
Director, Investor Relations
(418) 683-0913, ext. 23733
vance.oliver@exfo.com

Item 9                   Date of Report

June 9, 2021